UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Unified Grocers, Inc.

(Name of Issuer)

Class A Shares, no par value

Class B Shares, no par value

Class E Shares, no par value

(Titles of Class of Securities)

None

(CUSIP Numbers)

Karla C. Robertson

Executive Vice President, General Counsel and Corporate Secretary

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, MN 55344

(952) 828-4000

Copies to:

Michael A. Stanchfield

Kate Sherburne

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 S. Seventh Street

Minneapolis, MN 55402

(612) 766-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. None		13D

1	Names of Reporting Person SUPERVALU INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds BK; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 100%

	8	Shared Voting Power 0

	9	Sole Dispositive Power 100%

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100%

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

Introduction.

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D filed April 20, 2017 (the “Original Statement” and together with this Amendment No. 1, this “Schedule 13D”) by SUPERVALU INC. (“SUPERVALU” and the “Reporting Person”) relating to the Class A Shares, without par value (the “Class A Shares”), the Class B Shares, without par value (the “Class B Shares”), and Class E Shares, without par value (the “Class E Shares” and together with the Class A Shares and the Class B Shares, the “Shares”), issued by Unified Grocers, Inc. (“Unified”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Statement. Where disclosure made in one Item in the Original Statement was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of this Schedule 13D. Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

Item 1.	Security and Issuer

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background

Item 2 of the Original Statement is hereby amended and restated in its entirety as follows:

(a)-(c); (f) This statement is being filed pursuant to Rules 13d-1 and 13d-2 under the Act by the Reporting Person. The address of the principal business and the principal office of the Reporting Person is 11840 Valley View Road, Eden Prairie, MN 55344. The principal business of the Reporting Person is grocery wholesale and retail. The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Person is set forth on Schedule A.

(d)-(e) During the last five years, the Reporting Person has not, and to the knowledge of the Reporting Person, none of the persons listed on Schedule A have, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is hereby amended and restated in its entirety as follows:

Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Original Statement is hereby amended and restated in its entirety as follows:

(a)—(j) On June 23, 2017, SUPERVALU completed the acquisition of Unified, pursuant to the terms of the previously announced Agreement and Plan of Merger dated April 10, 2017 (the “Merger Agreement”) by and among SUPERVALU, West Acquisition Corporation, a wholly owned subsidiary of SUPERVALU (“Merger Sub”), and Unified. SUPERVALU acquired Unified in a transaction valued at $390 million, comprised of $114 million in cash for 100% of the Shares plus the assumption and payoff of Unified’s net debt of $276 million at closing (the “Debt Payoff Amount”).

At the closing of the transactions contemplated by the Merger Agreement (the “Effective Time”), Merger Sub merged with and into Unified (the “Merger”). As a result of the transaction, (i) each Class A Share and Class B Share, in each case outstanding immediately prior to the Effective Time of the Merger, other than certain excluded shares, was converted into the right to receive $200.27 per share in cash, without interest, (ii) each Class E Share outstanding immediately prior to the Effective Time of the Merger, other than certain excluded shares, was converted into the right to receive $100.00 per share in cash, without interest (the consideration in (i) and (ii), as applicable, the “Merger Consideration”), and (iii) Unified became a wholly owned subsidiary of SUPERVALU. SUPERVALU used a combination of cash on hand and borrowings under SUPERVALU’s existing Third Amended and Restated Term Loan Agreement dated as of June 8, 2017 by and among SUPERVALU, as Borrower, the subsidiaries of SUPERVALU named as loan parties therein, Goldman Sachs Bank USA, as Administrative Agent and Collateral Agent, and the lenders party thereto, to pay the Merger Consideration and the Debt Payoff Amount. At the Effective Time of the Merger, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of Unified.

In connection with the execution of the Merger Agreement, SUPERVALU entered into voting agreements (the “Voting Agreements”) with each shareholder of Unified who was a representative on the board of directors of Unified requiring the respective shareholders to vote all of their shares in favor of the approval of the Merger. As a result of the completion of the Merger, the Voting Agreements terminated at the Effective Time of the Merger.

Information concerning changes in the board of directors and management of Unified has been previously disclosed under Item 5.02 of the Current Report on Form 8-K filed by Unified with the Securities and Exchange Commission (the “SEC”) on June 23, 2017, and is incorporated herein by reference.

Information concerning changes to Unified’s charter, bylaws or instruments corresponding thereto has been previously disclosed under Item 5.03 of the Current Report on Form 8-K filed by Unified with the SEC on June 23, 2017, and is incorporated herein by reference.

SUPERVALU plans to deregister the Shares and terminate Unified’s reporting obligations under the Act. Accordingly, Unified intends to file a Form 15 with the SEC. Unified’s obligations to file periodic reports under Section 13(a) of the Act will be suspended immediately as of the filing of the Form 15, and all of Unified’s public company reporting obligations will terminate 90 days after the Form 15 is filed, upon deregistration under Sections 12(g) and 15(d) of the Act.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Unified with the SEC on April 11, 2017.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a)—(b) The responses of SUPERVALU to rows (7) through (13) of the cover page to this Amendment No. 1 are incorporated herein by reference.

(c) To the knowledge of SUPERVALU, none of the persons listed on Schedule A beneficially own any Class A Shares, Class B Shares, or Class E Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreements described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of Unified, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities. As a result of the completion of the Merger, the Voting Agreements terminated at the Effective Time of the Merger.

Item 7.	Material to Be Filed as Exhibits

2.1

Agreement and Plan of Merger, dated as of April 10, 2017, by and among SUPERVALU INC., West Acquisition Corporation, and Unified Grocers, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Unified Grocers, Inc. with the SEC on April 11, 2017).

2.2	Form of Voting Agreement (incorporated by reference to Exhibit 2.2 to Schedule 13D filed by SUPERVALU, INC. with the SEC on April 20, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2017	SUPERVALU INC.

/s/ Karla C. Robertson
Name: Karla C. Robertson
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE A

Directors and Executive Officers of SUPERVALU INC.

The following is a list of the directors and executive officers of SUPERVALU INC. (“SUPERVALU”), setting forth the name, residence or business address, present position with SUPERVALU and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States of America. The principal address of SUPERVALU and the current business address for each individual listed below is 11840 Valley View Road, Eden Prairie, MN 55344.

Name	Present Principal Occupation Including Name of Employer
Directors

Donald R. Chappel	Director; Senior Vice President and Chief Financial Officer of The Williams Companies, Inc.

Irwin S. Cohen	Director; Retired Partner of Deloitte & Touche LLP

Philip L. Francis	Director; Retired Chief Executive Officer of PetSmart, Inc.

Mark Gross	Director; President and Chief Executive Officer of SUPERVALU INC.

Eric G. Johnson	Director; President and Chief Executive Officer of Baldwin Richardson Foods Company

Mathew M. Pendo	Director; Managing Director of Oaktree Capital

Francesca Ruiz de Luzuriaga	Director; Independent Business Development Consultant

Frank A. Savage	Director; Senior Advisor to Lazard Ltd.

Gerald L. Storch	Director; Chief Executive Officer of Hudson’s Bay Company

Mary A. Winston	Director; Founder and President of WinsCo Enterprises Inc.

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Bruce H. Besanko	Executive Vice President, Chief Operating Officer and Chief Financial Officer

Randy Burdick	Executive Vice President, Chief Information Officer

Anne Dament	Senior Vice President, Retail, Merchandising and Marketing

Karla C. Robertson	Executive Vice President, General Counsel and Corporate Secretary

Michael Stigers	Executive Vice President, Wholesale

James Weidenheimer	Executive Vice President, Corporate Development and Chief Innovation Officer

Rob Woseth	Executive Vice President, Chief Strategy Officer